Exhibit 99.1

Pan American Completes Compulsory Acquisition of Aquiline

Vancouver, British Columbia – January 26, 2010 – Pan American Silver Corp. (“Pan American”) (TSX:PAA; NASDAQ:PAAS) and Aquiline Resources Inc. (“Aquiline”) are pleased to announce that Pan American has completed its previously announced compulsory acquisition of all outstanding common shares of Aquiline not already owned by it pursuant to section 188 of the Business Corporations Act (Ontario).   To effect the compulsory acquisition, Pan American has deposited all common shares and common share purchase warrants of Pan American to which former shareholders of Aquiline are entitled under the compulsory acquisition with Computershare Investor Services Inc. (“Computershare”), as agent for Aquiline.  Computershare will hold such securities in trust for Aquiline’s former shareholders and will pay out those securities to them upon deposit of the certificates representing the Aquiline common shares formerly held by such shareholders. Deposits of the certificates can be effected using the letter of transmittal that was mailed to Aquiline’s registered shareholders along with the Notice of Compulsory Acquisition.

As a result of the compulsory acquisition, Pan American now holds 100% of the outstanding common shares of Aquiline.

Aquiline is making applications to the relevant provincial securities commission to cease to be a reporting issuer under Canadian securities laws.  The common shares of Aquiline were delisted from the TSX on January 13, 2010.

About Pan American

Pan American’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves. The Company has eight operating mines and four development projects in Mexico, Peru, Argentina and Bolivia.

Information Contact

Pan American Silver Corp.
(604) 684-1175
www.panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements and information in this news release constitute “forward looking statements” within the meaning of the United States' Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of applicable Canadian provincial securities laws relating to Pan American, Aquiline and their respective operations.  All statements, other than statements of historical fact, are forward looking statements.  These forward looking statements or information relate to, among other things: the prospects for Aquiline ceasing to be a reporting issuer.  These statements reflect the current views of Pan American with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Pan American are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward looking statements contained in this news release and Pan American has made assumptions based on or related to many of these factors.  Pan American does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.